Groundfloor Finance Inc. FORM 1-A-W

MAILING ADDRESS 600 Peachtree Street, Suite 810 Atlanta, GA 30308

October 16, 2020

VIA EDGAR AND EMAIL (REGANR@SEC.GOV)

Mr. Ruairi Regan

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Finance Inc. (“GFI, or Company”)

Offering Statement on Form 1-A, Post Qualification Amendment No. 5 Filed
December 6, 2019, File No. 024-10758

Dear Mr. Regan:

This correspondence informs the Commission that the issuer, GFI, is formally withdrawing on this Form 1-A-W, the amendment on Form 1-A filed on December 6, 2019 under File No. 024-10758 titled “Post Qualification Amendment No. 5.” The issuer is not seeking qualification of this particular Post Qualification Amendment.

If we can be of further assistance, please do not hesitate to contact me at 202-758-8041 or at nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Director, Secretary, and Executive Vice President,
Legal & Regulatory
Groundfloor Finance Inc.